FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 8 DATED MARCH 14, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 6 to the Prospectus, dated February 22, 2005 and Supplement No. 7 to the Prospectus, dated March 1, 2005. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purposes of this Supplement are as follows:

•	to describe the status of the offering of common shares in Hines REIT; and

•	to describe the potential acquisition of an office building in Chicago, Illinois by the Core Fund.

Status of the Offering

     As of March 11, 2005, we had received gross offering proceeds of $44,936,865 from the sale of 4,518,771 of our common shares, including $46,838 of gross proceeds related to the sale of 4,930 common shares pursuant to our dividend reinvestment plan, and $145,000 of gross proceeds being held in escrow related to subscriptions for 14,500 shares received from Pennsylvania investors. After payment of selling commissions, dealer manager fees and acquisition fees, $51,130,318, representing substantially all of the net proceeds of our public offering and the $10,000,000 contributed to the Operating Partnership by HREH, has been paid to affiliates of Hines to acquire interests in the Core Fund. As of March 11, 2005, 195,486,159 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.

     As of March 11, 2005, Hines REIT owned 56,629.485 units in the Core Fund, representing an 18.78% non-managing general partner interest. We acquired 21,629.482 of these units on February 1, 2005 from an affiliate of Hines at the original price paid by the seller, or $1,000 per unit, resulting in a total purchase price of $21,629,482. The total amount we applied to the purchase price of these units on the date of purchase was $2,492,000. We agreed to pay the remaining $19,137,482 of deferred purchase price for these units as we receive additional offering proceeds. As of March 11, 2005, $5,499,167 of the deferred purchase price for these units remained unpaid.

Potential Acquisition of Three First National Plaza by the Core Fund

     The Core Fund currently holds interests in a portfolio of eight properties. On March 10, 2005, a subsidiary of the Core Fund executed a contract with Madison Two Associates, an affiliate of Hines, to purchase Three First National Plaza, located at 70 West Madison Street in the Central Loop of Chicago, Illinois.

     Three First National Plaza, completed in 1981, includes a fifty-seven story west tower, twelve-story east tower and a nine-story atrium. The building, designed by Skidmore, Owings & Merrill LLP, contains 1,439,367 square feet of rentable area and is approximately 89.0% leased. Approximately 176,607 square feet, or 12.3% of the rentable area of the building, is leased to Bell, Boyd & Lloyd LLC, a law firm. No other tenant leases more than 10.0% of the rentable area of the building. Our management believes that Three First National Plaza is suitable and adequate for its intended purpose.

     The aggregate purchase price for the property is expected to be approximately $236,000,000, exclusive of transaction costs, financing fees and working capital reserves. An affiliate of Hines owns a 4.47% interest in Madison Two Associates; however, the purchase price will be applied to mortgage debt securing the property and no proceeds will be distributed to the affiliate of Hines with respect to its 4.47% interest in Madison Two Associates. We will pay no fees or compensation to the Core Fund, its general partner or advisor in connection with the Core Fund’s acquisition of Three First National Plaza.

     In connection with the potential acquisition of Three First National Plaza, a subsidiary of the Core Fund has secured financing under two loans from Northwestern Mutual Life Insurance Company in an aggregate principal amount of $141,000,000. The fixed rate loan will have a principal amount of $126,900,000, will bear interest at 4.67% per annum, and will require monthly installments of interest only throughout the stated seven-year term. The floating rate loan will have a principal amount of $14,100,000, will bear interest at 30-day LIBOR plus 1.00%, and will require monthly installments of interest only throughout the stated five-year term. The loans will be secured by, among other things, the real property and all appurtenances and improvements located thereon. In addition, the loans will be cross-collateralized and will include cross-default provisions. These loans will not be recourse to either the Core Fund or the Company.

     The Core Fund anticipates that the acquisition of Three First National Plaza will be consummated on or about March 22, 2005. Although our management believes the acquisition of Three First National Plaza by the Core Fund to be probable, the closing of such acquisition is subject to a number of conditions and there can be no guarantee that the acquisition of Three First National Plaza will be consummated. If the Core Fund elects not to close on Three First National Plaza, it will forfeit a significant amount of earnest money. Other properties may be identified in the future that the Core Fund may acquire prior to or instead of Three First National Plaza.